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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                               (Amendment No. 5)*
                                       of
                           Tweedy, Browne Company LLC








                    Under the Securities Exchange Act of 1934

                    AMERICAN INDEMNITY FINANCIAL CORPORATION
                                (Name of Issuer)


                   Common Stock,Par Value $3.33 1/3 PER SHARE
                         (Title of Class of Securities)

                                    026759100
                                 (CUSIP Number)



                                 John D. Spears
                              52 Vanderbilt Avenue
                            New York, New York 10017
                                 (212) 916-0600
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)


                                DECEMBER 2, 1997
             (Date of Event which Required Filing of this Statement)



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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all the provisions of the Act (however, see the Notes).



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---------------------------                          ---------------------------
  CUSIP No.  026759100            SCHEDULE 13D        Page     of     Pages
--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Tweedy, Browne Company LLC ("TBC")
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3.      SEC USE ONLY

--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS*

        00
--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
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                         7.  SOLE VOTING POWER TBC has sole voting power with
                             respect to 184,506 shares held in certain TBC
                             accounts (as hereinafter defined). Additionally,
                             certain of the general partners of TBC may be
                             deemed to have sole power to vote certain shares as
                             more fully set forth herein.
  NUMBER OF              -------------------------------------------------------
   SHARES                8.  SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                   0 shares
    EACH                 -------------------------------------------------------
 REPORTING               9.  SOLE DISPOSITIVE POWER
  PERSON                     0 shares, except that certain of the general
   WITH:                     partners of TBC may be deemed to have sole power to
                             dispose of certain shares as more fully set forth
                             herein.
                         -------------------------------------------------------
                         10. SHARED DISPOSITIVE POWER
                             199,320 shares held in accounts of TBC (as
                             hereinafter defined).
--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        199,320 shares
--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        10.16%
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON*

        BD, IA and 00
================================================================================
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


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PRELIMINARY NOTE

      The person filing this Amendment No. 5 is (i) Tweedy, Browne Company LLC ("TBC"), a Delaware limited liability company. This Amendment No. 5 amends a Statement on Schedule 13D filed by TBC dated October 24, 1994 ( the "Statement"). The filing of this Amendment No. 5 should not be deemed an admission that TBC comprises a group within the meaning of Section 13(d) (3) of the Securities and Exchange Act of 1934, as amended (the "Act").

      Tweedy, Browne Company L.P., a Delaware limited partnership (the "Partnership") and its general partners entered into a definitive agreement, pursuant to which the Partnership converted to Tweedy, Browne Company LLC (the "Company"), a Delaware limited liability company, and AMG/TBC Holdings, Inc. ("Holdings"), a Delaware corporation and wholly owned subsidiary of Affiliated Managers Group, Inc. (a Boston-based holding company, the business address of which is Two International Place, Boston, Massachusetts 02110), acquired a majority interest in the Company on October 9, 1997. The members of TBC are Christopher H. Browne, William H. Browne, John D. Spears, Thomas H. Shrager, Robert Q. Wyckoff, Jr. and Holdings (the "Members").

      This Amendment No. 5 relates to the Common Stock, no par value (the "Common Stock"), of American Indemnity Financial Corporation (The "Company"), which, to the best knowledge of the persons filing this Amendment No. 5, is a company organized under the laws of Delaware, with its principal executive offices at One American Indemnity Plaza, Galveston, Texas 77550.

      This Amendment No. 5 contains information regarding shares of Common Stock that may be deemed to be beneficially owned by TBC. Such shares are held in the accounts of various customers of TBC, with respect to which it has obtained sole or shared voting power.

      Other than as set forth below, to the best knowledge of TBC, there has been no material change in the information set forth in response to Items 1,2,3,4,6 and 7 of the Statement, as amended. Accordingly, those Items are omitted from this Amendment No. 5.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

      (a) As of the date hereof, TBC may be deemed to be the beneficial owner of an aggregate of 199,320 shares of Common Stock, which constitutes approximately 10.16% of the 1,962,000 shares of Common Stock which TBC believes to be the total number of shares of Common Stock outstanding. The TBC Shares are held in the TBC Accounts.

      Also included in the TBC Shares are 800 shares held in a certain TBC Account, of which John D. Spears, a Managing Director of TBC may be deemed to beneficially own directly.

      TBC disclaims that it is the beneficial owner of any of the shares of Common Stock held in the TBC Accounts. The aggregate number of shares of Common Stock with respect to which TBC could be deemed to be the beneficial owner as of the date hereof, is 199,320 shares, which constitutes approximately 10.16% of the 1,962,000 shares of Common Stock, which the filing person believes to be the total number of shares of Common Stock outstanding, but nothing contained herein shall be construed as an admission that TBC is the beneficial owner of any of the TBC Shares.

      The aggregate number of shares and percentage of Common Stock with respect to which each of the Members may be deemed to be the beneficial owner by reason of his being a member of TBC, is 199,320 shares, which constitutes approximately 10.16% of the 1,962,000 shares of Common Stock outstanding.


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      TBC disclaims beneficial ownership of Common Stock held by the other.
Except as described herein, to the best knowledge of TBC, no person who may be deemed to comprise a group with any of TBC, or any other person named in Item 2 of the Statement, beneficially owns any shares of Common Stock.

      (b) TBC has investment discretion with respect to 199,320 shares of Common Stock held by the TBC Accounts and has sole power to dispose or direct the disposition of all of such shares. Of these shares of Common Stock, TBC has sole power to vote or to direct the voting of 184,506 shares of Common Stock held in certain TBC Accounts.

      Each of the Members of TBC, solely by reason of their positions as such, may be deemed to have (i) shared power to dispose of or to direct the disposition of all of the shares of Common Stock held in the TBC Accounts; and
(ii) shared power to vote or direct the vote of 184,506 shares of Common Stock held in certain TBC Accounts.



      (c) During the sixty-day period ended as of the date hereof, TBC sold shares of the Common Stock in open market transactions, as follows:

REPORTING                            NO. OF SHARES            PRICE
PERSON            DATE               SOLD                     PER SHARE

TBC Accounts      11/26/97           2,000                    $ 12 1/2
                  12/02/97           3,000                    $ 12.625



      (d) To the best knowledge of TBC, each of the persons maintaining an account with TBC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held in said person's TBC Account.


      (e)      Not applicable.

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                                    SIGNATURE


      Tweedy, Browne Company LLC , after reasonable inquiry and to the best of its knowledge and belief, hereby certifies that the information set forth in this Statement is true, complete and correct.

                                                    TWEEDY, BROWNE COMPANY LLC



                                                    By _________________________
                                                       Christopher H. Browne
                                                       Member





Dated:   December 11, 1997